UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GUARDANT HEALTH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40131M109

(CUSIP Number)

SB Investment Advisers (UK) Limited

69 Grosvenor St

Mayfair, London W1K 3JW

Attn: Brian Wheeler

with copies to:

Vanina de Verneuil

Louis Lehot

Brad Rock

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, CA 94303

Fax: (650) 687-1223

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40131M109

1.	names of reporting persons i.r.s. identification nos. of above persons (entities only) SVF Bluebird (Cayman) Limited
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	sec use only
4.	source of funds AF
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 22,950,460 (1)
	9.	sole dispositive power 0
	10.	shared dispositive power 22,950,460 (1)

11.	aggregate amount beneficially owned by each reporting person 22,950,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 24.7% (2)
14.	type of reporting person OO

(1) Consists of 22,950,460 shares held directly by SVF Bluebird (Cayman) Limited.

(2) Calculated based upon 92,965,751 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 7, 2019.

CUSIP NO. 40131M109

1.	names of reporting persons i.r.s. identification nos. of above persons (entities only) SVF Enterprise (Cayman) Limited
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	sec use only
4.	source of funds AF
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 22,950,460 (1)
	9.	sole dispositive power 0
	10.	shared dispositive power 22,950,460 (1)

11.	aggregate amount beneficially owned by each reporting person 22,950,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 24.7% (2)
14.	type of reporting person OO

(1) Consists of 22,950,460 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a wholly-owned subsidiary of SVF Enterprise (Cayman) Limited.

(2) Calculated based upon 92,965,751 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 7, 2019.

CUSIP NO. 40131M109

1.	names of reporting persons i.r.s. identification nos. of above persons (entities only) SVF Endurance (Cayman) Limited
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	sec use only
4.	source of funds AF
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 22,950,460 (1)
	9.	sole dispositive power 0
	10.	shared dispositive power 22,950,460 (1)

11.	aggregate amount beneficially owned by each reporting person 22,950,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 24.7% (2)
14.	type of reporting person OO

(1) Consists of 22,950,460 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a wholly-owned subsidiary of SVF Enterprise (Cayman) Limited. SVF Enterprise (Cayman) Limited is a wholly-owned subsidiary of SVF Endurance (Cayman) Limited.

(2) Calculated based upon 92,965,751 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 7, 2019.

CUSIP NO. 40131M109

1.	names of reporting persons i.r.s. identification nos. of above persons (entities only) SOFTBANK VISION FUND (AIV M1) L.P.
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	sec use only
4.	source of funds WC
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 22,950,460 (1)
	9.	sole dispositive power 0
	10.	shared dispositive power 22,950,460 (1)

11.	aggregate amount beneficially owned by each reporting person 22,950,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 24.7% (2)
14.	type of reporting person PN

(1) Consists of 22,950,460 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a wholly-owned subsidiary of SVF Enterprise (Cayman) Limited. SVF Enterprise (Cayman) Limited is a wholly-owned subsidiary of SVF Endurance (Cayman) Limited. SVF Endurance (Cayman) Limited is a wholly owned subsidiary of SoftBank Vision Fund (AIV M1) L.P.

(2) Calculated based upon 92,965,751 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 7, 2019.

CUSIP NO. 40131M109

1.	names of reporting persons i.r.s. identification nos. of above persons (entities only) SB INVESTMENT ADVISERS (UK) LIMITED
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	sec use only
4.	source of funds AF
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 22,950,460 (1)
	9.	sole dispositive power 0
	10.	shared dispositive power 22,950,460 (1)

11.	aggregate amount beneficially owned by each reporting person 22,950,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 24.7% (2)
14.	type of reporting person OO

(1) Consists of 22,950,460 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a wholly-owned subsidiary of SVF Enterprise (Cayman) Limited. SVF Enterprise (Cayman) Limited is a wholly-owned subsidiary of SVF Endurance (Cayman) Limited. SVF Endurance (Cayman) Limited is a wholly owned subsidiary of SoftBank Vision Fund (AIV M1) L.P. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager, or AIFM, of SoftBank Vision Fund (AIV M1) L.P., and is exclusively responsible for managing SoftBank Vision Fund (AIV M1) L.P. in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund (AIV M1) L.P., SB Investment Advisers (UK) Limited is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund (AIV M1) L.P.’s Investments.

(2) Calculated based upon 92,965,751 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 7, 2019.

CUSIP NO. 40131M109

Introductory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2019, as amended by the Amendment No. 1 thereto filed with the SEC on July 15, 2019 (as amended, the “Original Schedule 13D”).

This Amendment No. 2 is being filed to amend Items 4, 5 and 6, as follows.

This Amendment No. 2 is filed jointly by the undersigned Reporting Persons (as defined in Item 2 of the Original Schedule 13D). All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to the amended and additional information provided for such item in this Amendment No. 2. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

CUSIP NO. 40131M109

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On September 11, 2019, SVF Bluebird sold 4,900,000 shares of Common Stock at a price per share of $77 (the “Sale”). This Amendment No. 2 relates to the Sale.

The last two paragraphs of Item 4 are hereby amended and restated as follows:

The Reporting Persons may further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at such times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer or otherwise. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity objectives and other investment considerations. Furthermore, in their capacity as a significant shareholder, the Reporting Persons will from time to time discuss various matters with management and directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

The Reporting Persons have no current intention to propose changes in the Issuer’s operations, governance or capitalization, or to propose one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or to acquire additional shares of Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, subject to any applicable restrictions or lock-up agreements. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP NO. 40131M109

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

a)	Amount Beneficially Owned:

i.	SVF Bluebird: 22,950,460 *

ii.	SVF Enterprise: 22,950,460 *

iii.	SVF Endurance: 22,950,460 *

iv.	AIV M1: 22,950,460 *

v.	SBIA UK: 22,950,460 *

Percent of Class:

i.	SVF Bluebird: 24.7% **

ii.	SVF Enterprise: 24.7% **

iii.	SVF Endurance: 24.7% **

iv.	AIV M1: 24.7% **

v.	SBIA UK: 24.7% **

b)	Number of shares as to which each such person has:

i.	Sole power to vote or to direct the vote:

■	SVF Bluebird: None.

■	SVF Enterprise: None.

■	SVF Endurance: None.

■	AIV M1: None.

■	SBIA UK: None.

CUSIP NO. 40131M109

ii.	Shared power to vote or to direct the vote:

■	SVF Bluebird: 22,950,460 *

■	SVF Enterprise: 22,950,460 *

■	SVF Endurance: 22,950,460 *

■	AIV M1: 22,950,460 *

■	SBIA UK: 22,950,460 *

iii.	Sole power to dispose or to direct the disposition of:

■	SVF Bluebird: None.

■	SVF Enterprise: None.

■	SVF Endurance: None.

■	AIV M1: None.

■	SBIA UK: None.

iv.	Shared power to dispose or to direct the disposition of:

■	SVF Bluebird: 22,950,460 *

■	SVF Enterprise: 22,950,460 *

■	SVF Endurance: 22,950,460 *

■	AIV M1: 22,950,460 *

■	SBIA UK: 22,950,460 *

* Consists of 22,950,460 shares held directly by SVF Bluebird. SVF Bluebird is a wholly-owned subsidiary of SVF Enterprise. SVF Enterprise is a wholly-owned subsidiary of SVF Endurance. SVF Endurance is a wholly owned subsidiary of AIV M1. SBIA UK has been appointed as alternative investment fund manager, or AIFM, of AIV M1, and is exclusively responsible for managing AIV M1 in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of AIV M1, SBIA UK is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of AIV M1’s Investments.

** Calculated based upon 92,965,751 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 7, 2019.

c)	To the best knowledge of the Reporting Persons, and except as described in Item 4 of this Amendment No. 2 or in Item 3 of the Original Schedule 13D, none of the Reporting Persons and none of (i) SVF GP, (ii) any of SBIA UK’s Executive Officers and Directors, nor (iii) the Cayman Directors, has effected any transactions in the Common Stock during the past 60 days.

d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with respect to shares of Common Stock beneficially owned by the Reporting Persons.

e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following information:

The Follow-On Lock-Up Agreement entered into by and among AIV M1, J.P. Morgan Securities LLC, and BofA Securities, Inc. expired on August 5, 2019.

CUSIP NO. 40131M109

Item 7. Material to be Filed as Exhibits

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2019

Softbank Vision Fund (AIV M1) L.P.

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel of SB Investment Advisers (UK) Limited, Manager of SoftBank Vision Fund (AIV M1) L.P.

SB Investment Advisers (UK) Limited

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel of SB Investment Advisers (UK) Limited

SVF Bluebird (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF Enterprise (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF Endurance (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

EXHIBITS

99.1	Joint Filing Agreement